Exhibit 4
CONFIDENTIALITY AGREEMENT
STRICTLY PRIVATE AND CONFIDENTIAL
July 29, 2008
Teck Cominco Limited
Suite 600
200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Attention:	Peter Rozee Senior Vice President, Legal Affairs
Dear Sirs & Mesdames:
In connection with your interest in a possible negotiated transaction with Fording Canadian Coal Trust (the “Trust”) or its affiliates to acquire substantially all of its assets or a similar or alternative form of transaction (the “Transaction”), we have agreed to furnish or cause to be furnished to you certain information which is non-public, confidential, personal or proprietary in nature (“Information”), including personal information (as defined in the Personal Information Protection Act (British Columbia) and the Personal Information Protection Act (Alberta), as applicable) (“Personal Information”). In this agreement, the terms “you” and “your” mean Teck Cominco Limited and any affiliate of yours which may be a party to the Transaction, and the terms “we”, “our” and “us” mean the Trust and its affiliates.
The term “Information” includes the following information disclosed to you by the Trust or its affiliates pursuant to this agreement:
(a)	any information of whatever nature or form relating to the Trust or its affiliates or any customer of or supplier or lender to the Trust or its affiliates regardless of whether the Information was communicated orally, in writing, by electronic transmission or otherwise; and

(b)	any analysis, compilation, study or other document or record in any form that contains or otherwise reflects or has been generated, wholly or partly, or derived from such Information (“Derivative Information”).
In consideration of and as a condition to the receipt of Information, you have agreed to the following:
1.	The Information will be kept confidential and, subject to paragraph 3 and paragraph 12, will not, without our prior written consent, be disclosed by you in any manner whatsoever, in whole or in part, and will not be used by you, directly or indirectly, for any purpose other than evaluating the Transaction and, if applicable, negotiating its terms. You will not use the Information so as to obtain any commercial advantage over us, or in any way which is, directly or indirectly, detrimental to us.
2.	[Intentionally Deleted].
3.	You may reveal the Information only to your affiliates, agents, representatives, lenders, and your and their advisors (including lawyers, accountants and financial and technical advisors), controlling persons, directors, officers and employees (each a “Representative”) who need to know the Information for the purposes of evaluating the Transaction, who are informed by you of the confidential nature of the Information and who are directed by you to hold the Information in the strictest confidence. You will take precautions or measures as may be reasonable in the circumstances to prevent improper use or disclosure of the Information by your Representatives and will be responsible for any breach of this agreement by any of your Representatives. Without limiting the generality of the foregoing, you agree that neither you nor any of your Representatives shall directly or indirectly discuss with or offer to any third party any debt, equity, co-investor, joint venture or similar position or potential position (other than pursuant to commercial borrowings from arm’s length lenders, normal course debt syndication activities and equity issuances by you) in any possible Transaction or any joint acquisition by you and such third party without the prior written consent of the Chairman of the Trust, provided that for certainty, this sentence shall not limit any discussions between you and your financial and other advisors or third parties in connection with potential public offerings of debt or equity securities.
4.	Subject to paragraph 12, the last sentence of this paragraph 4 and Appendix “A”, without the prior written consent of the other party, each party agrees it will not disclose or permit its Representatives to disclose to any person the fact that:
(a)	the Information has been made available,

(b)	this agreement has been entered into,

(c)	discussions or negotiations are taking place or have taken place concerning a possible Transaction, or

(d)	any of the terms, conditions or other facts with respect to the foregoing, including the status thereof.
In addition, nothing in the foregoing shall limit our ability to conduct confidential discussions with other parties regarding a Transaction; provided, however, that, without your consent, we will not disclose to any such party that we have entered into this agreement with you, or the content of this agreement, or that we are engaging in discussions with you, or the content of such discussions. Notwithstanding the foregoing, either party may disclose any of the foregoing in the event that it is advised by its external counsel that it is legally compelled or required to do so, or in the case of the Trust, in circumstances where we are required to disclose the parties with whom we have entered into confidentiality agreements and other agreements containing standstill obligations in connection with any representations, warranties or covenants to be made by us in any definitive support or acquisition agreement entered into with another party in connection with a Transaction.
5.	You agree that (a) all communications regarding the Transaction, (b) requests for additional Information, and (c) discussions or questions regarding procedures with respect to the Transaction, will be submitted or directed to our financial advisors, RBC Capital Markets (to the attention of Mr. Stephen McPherson, telephone: 416-842-7693, e-mail: stephen.mcpherson@rbccm.com). Accordingly, you agree that you will not contact or communicate with any officer, trustee, director, employee or agent of the Trust or its affiliates (in their capacity as trustees, directors, officers, employees or agents of the Trust or its affiliates) concerning the Information or the Transaction, except as expressly directed by the Trust. We acknowledge that you may continue to communicate with employees of Elk Valley Coal Partnership who are also officers of the Trust in their capacity as employees of Elk Valley Coal Partnership in connection with the operation of that partnership and with trustees and directors who are nominated by you.
6.	You agree that we will retain our proprietary rights (as applicable) in the Information disclosed to you and the disclosure of such Information shall not be deemed to confer upon you any rights whatsoever in respect of any part thereof. Any trade secrets included in the Information will also be entitled to all of the protections and benefits under applicable trade secret law.
7.	If a party determines that it does not wish to be involved in the Transaction, it will promptly advise the other party of that fact. In such event, all copies of the Information will be returned to us promptly upon our request, except for that portion of the Information which consists of Derivative Information, which will be destroyed or permanently erased, and you will so certify. If elected by you, rather than return all copies of Information, you will destroy or permanently erase all copies of the Information and so certify. Notwithstanding the foregoing, you shall have no obligation to erase any Information backed-up electronically in accordance with your standard data protection protocol.
8.	You will keep all Personal Information confidential at all times in accordance with the terms of this agreement and will not use or disclose the Personal Information except for purposes of evaluating the Transaction. You shall store the Personal Information properly and securely and ensure that appropriate physical, technological and organisational measures are in place to protect the Personal Information against unauthorized or unintended access, use or disclosure. Notwithstanding paragraph 7, in the event that the Transaction is not consummated with you, you shall return to us as soon as practicable, any and all records pertaining to Personal Information.
9.	The term “Information” (excluding Personal Information) shall not include such portions of the Information which: (a) are, or prior to the time of utilization or disclosure become available to the public other than as a result of a disclosure by you or your Representatives; (b) are received from an independent third party who, to your knowledge after reasonable enquiry, had obtained the Information lawfully and was under no obligation of secrecy or duty of confidentiality; (c) you can show were in your lawful possession before you received such Information from us; (d) you can show were independently developed by you or on your behalf by personnel without reference to the

Information; or (e) is lawfully available to you or any of your affiliates as a partner of Elk Valley Coal Partnership. The term “Personal Information” shall not include such portions of the Personal Information which you can show were in your lawful possession before or after you received such Personal Information from us.
10.	You understand and acknowledge that none of the Trust or its affiliates or Elk Valley Coal Partnership or its affiliates, or any of their respective advisors or any of the respective officers, trustees, directors, employees, affiliates, partners, shareholders, agents, representatives, advisors or controlling persons of the foregoing, is making any representation or warranty, express or implied as to the accuracy or completeness of the Information, and each of the Trust and its affiliates, Elk Valley Coal Partnership and its affiliates, and any of their respective advisors and such other persons, expressly disclaim any and all liability to you or any other person that may be based upon or relate to (a) the use of the Information by you or any of the Representatives or (b) any errors therein or omissions therefrom. You further agree that except as otherwise expressly agreed, you are not entitled to rely on the accuracy and completeness of the Information and that you will be entitled to rely solely on those particular representations and warranties, if any, that are made to a purchaser in a definitive agreement relating to the Transaction when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement.
11.	You acknowledge and agree that subject to the terms and conditions of that amended and restated agreement between us dated as of January 1, 2007, and the amended and restated partnership agreement of Elk Valley Coal Partnership, (a) the Trust is free to conduct the process leading up to a possible Transaction as the Trust, in its sole discretion, may determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person), (b) the Trust reserves the right, in its sole discretion, to change the procedures relating to your consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason, and (c) unless and until a written definitive agreement concerning the Transaction has been executed and delivered, neither party nor any of their respective advisors or controlling persons will have any legal obligation or liability to the other of any kind whatsoever with respect to the Transaction, whether by virtue of this agreement, any other written or oral expression with respect to the Transaction or otherwise. For purposes of this agreement, the term “definitive agreement” does not include an executed letter of intent, nor does it include any written or oral acceptance of an offer or bid on your part. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Trust and you expressly so modifying or waiving such agreement.
12.	In the event that you or any of your Representatives become legally compelled or are required by regulatory authorities having appropriate jurisdiction to disclose any of the Information, you will promptly provide us with written notice so that we may seek, at our expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this agreement. You will cooperate with us at our expense on a reasonable basis to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or we waive compliance with the provisions of this agreement, or a protective order is not obtained prior to the time you or your Representatives are legally compelled to disclose any of the Information, you will furnish only that portion of the Information which you are advised by counsel is legally required and will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information so furnished.
13.	Each of you and we acknowledge that you and we are bound by and will observe strictly the agreements and covenants set forth in Appendix “A” hereto.
14.	You acknowledge that access by you or your Representatives to the Information may provide you with material information concerning the Trust which has not been publicly disclosed. Accordingly, you may be subject to applicable securities laws, including the securities laws in Canada and the United States, which would restrict your ability to trade in any of the Trust’s securities. You acknowledge and agree that you are aware of such laws and agree to fully comply with such laws.
15.	No failure or delay by us in exercising any right, power or privilege under this agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this agreement.
16.	You shall indemnify and hold us harmless from any damage, loss, cost or liability (including reasonable legal fees and the cost of enforcing this indemnity) arising out of or resulting from any unauthorized use or disclosure of the Information or other breach of this agreement by you or your Representatives.
17.	You acknowledge that disclosure of the Information or other breach of this agreement may cause serious and irreparable damage and harm to the Trust and that remedies at law would be inadequate to protect against breach of this agreement, and you agree in advance to the granting of injunctive relief in the Trust’s favour for any breach of the provisions of this agreement and to the specific enforcement of the terms of this agreement, without proof of actual damages, in addition to any other remedy to which the Trust would be entitled.
18.	This agreement shall be governed by, construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each party irrevocably attorns to and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta with respect to any matter arising hereunder or relating hereto. Notwithstanding the foregoing, the Trust shall be entitled to pursue injunctive relief in any other appropriate jurisdiction.
19.	If, in any jurisdiction, any provision of this agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this agreement and without affecting the validity or enforceability of such provision in any other jurisdiction and without affecting its application to other parties or circumstances.

20.	In this agreement, the terms “affiliate” and “control” have the respective meanings ascribed thereto under the Securities Act (Alberta) and the term “person” is interpreted broadly to include any governmental representative, authority, agency or instrumentality thereof or any corporation, company, limited liability company, enterprise, association, joint venture, trust, unincorporated organization, partnership, group or other entity or individual. For purposes of this agreement, Elk Valley Coal Partnership and its subsidiaries shall not be considered to be affiliates of the Trust.
21.	Any notice, consent or approval required or permitted to be given in connection with this agreement (“Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:
(a)	to you at:
Suite 600
200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Attention: Peter Rozee
Fax No.: (604) 640-5355
(b)	to the Trust at:
Michael Grandin
c/o Osler, Hoskin & Harcourt LLP
2500, 450 — 1st Street SW
Calgary, Alberta T2P 5H1

Attention: Frank Turner
Fax No.: (403) 260-7024
Any Notice delivered or transmitted as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a business day at the recipient’s address then the Notice shall be deemed to have been given and received on the next business day. Both you and we may, from time to time, change our respective addresses by giving Notice to the other in accordance with the provisions of this paragraph 21.
22.	This agreement contains the entire agreement between the parties concerning the subject matter hereof, and no modification of this agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by the parties, or otherwise in accordance with the terms of this agreement.
23.	This agreement will expire upon the earlier of: (i) the consummation by you of the Transaction; and (ii) six (6) months from the date hereof.

24.	This agreement shall not be deemed a commitment by either party to enter into any further agreements.
25.	This agreement may be validly executed in counterparts, each of which taken together shall constitute one and the same agreement and each of which shall constitute an original. Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
26.	The parties hereto acknowledge that the Trustees of the Trust are entering into this agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the unitholders of the Trust and that any recourse against the Trust, the Trustees or any unitholder in any manner in respect of any obligation of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust’s assets.
Please indicate your agreement to the foregoing by signing and returning one copy of this letter to us whereupon this letter will constitute a legally binding agreement between us with respect to the subject matter hereof.

Yours truly, FORDING CANADIAN COAL TRUST, by its authorized signatory for and on behalf of the Trustees
By:	/s/ Michael Grandin
	Name:	Michael Grandin
	Title:	Chairman and Chief Executive Officer

Accepted and agreed to as of July 29, 2008.
TECK COMINCO LIMITED

By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

APPENDIX “A”
1.	You agree that, for a period of 6 months from the date of this agreement, unless you shall have been specifically authorized, in advance, by the Chairman of the Trust, neither you nor any of your affiliates will in any manner, directly or indirectly, alone or jointly or in concert with any other person (including by providing financing to any other person):
(a)	effect, publicly offer or propose to effect, or cause or participate in, or in any way assist, any other person to effect, publicly offer or propose to effect, or participate in:
(i)	any acquisition of any securities of the Trust (or acquisition of beneficial ownership thereof) or rights or options to acquire any securities of the Trust (or beneficial ownership thereof) including from a person other than the Trust other than pursuant to the operation of the distribution reinvestment plan of the Trust;

(ii)	any tender or exchange offer, take-over bid, amalgamation, plan of arrangement, merger, reorganization or other business combination involving the Trust or its affiliates;

(iii)	any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Trust or its affiliates;

(iv)	the participation in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Trust (except that for greater certainty you shall not be restricted or prohibited from voting any securities of the Trust owned by you in your discretion);

(v)	the making of any public announcement with respect to any proposal for or offer of any extraordinary transaction involving the Trust or any of its securities, affiliates or assets, provided that, if required by applicable law, you may announce that discussions between us have terminated and that you are not pursuing any such transaction;

(vi)	any other action, to seek to control or influence the management, Trustees or policies of the Trust (except that for greater certainty you shall not be restricted or prohibited from voting any securities of the Trust owned by you in your discretion); or

(vii)	the formation, joining or in any way participating in a “group” (as defined under the U.S. Securities Exchange Act of 1934, as amended) with respect to the Trust; or
(b)	enter into any discussions or arrangements with, or assist, advise or encourage any third party, act as a financing source for, or otherwise act jointly or in concert with any other person, with respect to any of the foregoing.

Notwithstanding the foregoing, nothing in the foregoing shall limit or restrict in any way your ability to exercise your rights and obligations (including your rights of first offer) under the amended and restated agreement made as of January 1, 2007 between you and the Trust, the amended and restated partnership agreement of Elk Valley Coal Partnership, as amended and restated on January 27, 2006, or the amended and restated governance agreement dated August 24, 2005 between, inter alia, you and the Trust. In addition, nothing in the foregoing shall prohibit or limit you from making any disclosure required to be made by you to the extent required by applicable law.

2.	You further agree during such 6 month period not to:
(a)	request, directly or indirectly, that the Trust: (i) amend or waive any provision of this Appendix (including this sentence), or (iii) otherwise consent to any action inconsistent with any provision of this Appendix (including this sentence);

(b)	take any initiative with respect to the Trust or its securities or assets or those of its affiliates that might reasonably be expected to require the Trust or any such affiliate to make a public announcement regarding:
(i)	such initiative,

(ii)	any of the activities referred to in this Appendix, or

(iii)	the possibility of a transaction involving you or your affiliates.
3.	Notwithstanding the foregoing, in the event that any person not affiliated with the Trust or you: (i) commences or publicly announces an intention to commence a transaction contemplated by Section 1(a)(i) through (vii) of this Appendix “A”; or (ii) enters into a written agreement with the Trust to acquire, in any manner, including, without limitation, through an agreement relating to an amalgamation, plan of arrangement, merger or other business combination or through commencement of a tender or exchange offer or take-over bid, beneficial ownership of more than 20% of the Trust’s outstanding units or more than 20% of the Trust’s assets on a consolidated basis and determined by reference to the Trust’s most recently filed financial statements, the restrictions set out in Sections 1 and 2 above shall no longer apply.